Exhibit 99.1

MICHAEL D. MARVIN RESIGNS FROM GEAC’S BOARD OF DIRECTORS

MARKHAM, Ontario and WALTHAM, Massachusetts - October 28, 2005 - Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced that Michael D. Marvin has resigned from its Board of Directors.

“Mike has been a valuable contributor to the success of the Corporation since he became a director in August 2001.  The Board will miss his insights,” said Kent Jespersen, Chairman of Geac.  Mr. Marvin stated, “I am pleased with the improvements in the Corporation’s performance during my tenure on the Board, and I wish the Corporation every continued success.”

About Geac
Geac (TSX: GAC and NASDAQ: GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

For more information, please contact:

Alys Scott

Geac

781.672.5980

alys.scott@geac.com